SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

3Q20 Results Presentation



Eletrobras

Disclaimer

This statement may contain **estimates and forecasts** which **are not statements of facts happened in the past**, but they reflect **beliefs and expectations of our management** and may stand as estimates and forecasts on **future events** according to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.

Words "believes", "might", "may", "estimates", "continues", "foresees", "intends", "hopes" and similar ones are targeted at spotting **estimates that necessarily imply risks and uncertainties, regardless of current awareness on them.**

Known **risks and uncertainties** include, without limitation: **economic, regulatory, political and commercial conditions** at large in Brazil and abroad, **changes in interest rates, inflation and value of Brazilian Reais, changes in volumes and standard for use of electric energy** by consumers, **competitive conditions,** our level of **indebtedness,** the possibility of receiving **payments connected to our receivables, changes in our rainfall and water levels** in the reservoirs used to operate our hydropower plants, our **plans concerning financing and capital investment, governmental regulations** existing and future, as well as other risks described in our annual report and other documents registered before the CVM and SEC.

Estimates and forecasts refer only to the date on which they were expressed and we undertake **no obligation to update any of these estimates or forecasts** as a result of new information or future events. The future results of operations and efforts of Companies may be different from the current expectations, and **investors should not rely solely on the information contained hereunder.**

This material contains **calculations that may not reflect accurate results due to the rounding of numbers.**

Corporate and Operational Highlights

Eletrobras

Energy Market in Brazil

Daily Energy Load in Brazil (2020 vs. 2019)



Quarantine
Flexibilization
Recovery
10/5/20
-26%
2/10/20
+11%
MWmédio
80.000
75.000
70.000
65.000
60.000
55.000
50.000
45.000
1/1
15/1
29/1
12/2
26/2
12/3
26/3
9/4
23/4
7/5
21/5
4/6
18/6
2/7
16/7
30/7
13/8
27/8
10/9
24/9
8/10
22/10
Daily Energy Load, 2020
Daily Energy Load, 2019

Electricity consumption in Mw avg (2020 vs. 2019)



+4% in 2020
67.846
65.356
63.916
63.151
55.880
55.272
59.645
59.647
57.406
59.252
65.113
65.984
62.632
65.054
63.130
2019
2020
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

PLD (Settlement Price of Differences)



R$/MWh
400
300
200
100
0
327,22
288,71
39,68
88,82
100,84
jan/19
fev/19
mar/19
abr/19
mai/19
jun/19
jul/19
ago/19
set/19
out/19
nov/19
dez/19
jan/20
fev/20
mar/20
abr/20
mai/20
jun/20
jul/20
ago/20
set/20
out/20
SE
SUL
NE
NORTE

Source: CCEE - InfoMercado Dados Gerais 2019 and InfoMercado Dados Gerais 2020. Consumption Monitoring - CCEE - Informações ao Mercado

Eletrobras

3Q20 Positive Highlights

Revenue

Periodic Tariff Review (RTP)

+ R$ 819 million
adjustment of the contractual asset referring to the transmission infrastructure in accordance with the new RAP added the incremental effects of RTP especially on renewed RBNI TLs

Annual Transmission Readjustment

+ 91 R$ million
Renewed TLs

Annual O&M Generation Readjustment

+ R$ 123 million
Plants under **quota regime**

PMSO

– R$ 60 million
Dismissal of outsourced workforce at Furnas, reaching expected target

Dividends

R$ 2,5 billion
Paid in advance in September/20

Sales

SPEs

R$ 434 million
Santa Vitória do Palmar

R$ 134 million
Hermenegildos

Signed contracts in Sep/20, awaiting consent

Eletrobras

3Q20 **Negative** highlights

Revenue

Generation

– R$ 452 million
ACR (-672 MWavg)
Uncontracted price
of **R$ 360/MWh** em 2019
Leilão A-0

Generation

– R$ 217 million
Shutdowns at Angra 1 and 2 plants

– R$ 52 million
Inflexibility of **Candiota III** Plants

PMSO

Personnel

Target: – R$ 180 Million
not achieved

+ R$ 17 million
Non-capitalization of labor by investment lower than budgeted

+R$ 11 million
Increase in **labor claims**

+R$ 14 million
Vacations anticipated due to **Covid-19**

+ 3,55%
ACT (Collective Labor Agreement) Adjustment

Postponement of 454 dismissals to Jan/21, with **savings target of R$ 252 million**

Leverage

– R$ 2,5 billion
Advance payment of dividends, with an impact on Net Debt / EBITDA

Investments

R$ 409 million
Not realized regarding budget

Provisions

+ R$ 353 million
Compulsory loans
PNB mark to market to be delivered

+ R$ 602 milion
Contingency increase

Eletrobras

3Q20 Other highlights

Angra 3

MP 998/2020

CNPE is responsible for **authorizing the** granting and execution of the **commercialization contract**

50 + 20 years
Grant

40 years
Supply contract time

Energy **price**:

- It will result from **studies conducted** by the BNDES, observing:
  - The **economic and financial viabilit**y of the enterprise
  - Its **financeability** in market conditions
  - **Reasonableness** principle
  - The principle **of low tariffs**
- It will be **readjusted** by **inflation** and the **cost of nuclear fuel**

There may be **cost** reductions resulting from **competition between suppliers**

AGE

R$ 1,8 billion
Eletronuclear capital increase approved

GSF

R$ 1,8 billion
Corporate

Regulatory asset for extension of concessions, values disclosed by CCEE for **GSF renegotiation**
(Aneel Public Consultation No. 56/2020 Law No. 14.052 / 2020)

R$ 539 million
SPEs, of which R$ 227 million is proportional to the participation of Eletrobras

Net Debt / Ebitda

1,9x
LTM Adjusted

2,8x
Without Renewed RBSE TLs Revenue

Eletrobras

Our business
Evolution



Eletrobras

Generation

Installed Capacity

51,301 MW
Installed Capacity

Around 30%
of Brazil

Physical Guarantee

10,543 MWavg
Physical guarantee of operating plants

9,023 MWavg
Physical guarantee of plants in the Hydroelectric and Nuclear **quota system**

Generated Energy


148,678 GWh
23%
77%
Quota system
Non-Quota system

Around 34%
of Brazil

– 0.4%
Regarding 3Q19

Energetic Balance 2019-2020

In %


26
17
57
3
36
12
49
2019
2020
Uncontracted energy
ACL
ACR
Cotas GF + Nuclear

Basis: September
It considers Hedge to cover GSF

Generation Revenue

In R$ billion


20,1
1,3
7,6
4,7
3,4
2,7
23,3
1,4
7,3
7,6
3,5
3,5
16,2
0,7
5,6
4,7
2,6
2,9
2018
2019
9M20
Others
CCEE
ACL
ACR
Nuclear
Cotas

The difference in ACR from 2018 to 2019 is mainly due to the incorporation of PIES and the beginning of the CGEARs in Mauá 3.

Eletrobras

RTP impacts over RBNI

AAR Impact

+ 441.5 million/year = R$206.4 million/year + R$ 235.1 million/year

Cycle **2018-2023**
Values do not include RTP increase over RBSE and PA RBSE of extended contracts, which were already subject to accounting and disclosure in 2Q20

Incremental effects, especially on **renewed contracts**:
- Values of the new Price Bank and WACC of RTP of **7.71%**
- O&M Benchmarking values retroactive to the operating commercial date
- New facilities that entered between Jan/13-Dec/18

Parcela de Ajuste
Adjustment Portion
Renewed contracts, retroactive effect of **RTP** to 2018, to be paid in 3 years

R$ million	Company	Contract	RAP before RTP	RAP Review	RAP Variation (%)	Contractual Assets before RTP	Reviewed Contractua Assets	Contractual Asset Variation (%)
Renewed Contracts under Law 12,783/2013 – RTP effects over RBNI	Chesf	061/2001	287,469	292,675	1.8	1,700,162	1,850,013	8.8
	Eletronorte	058/2001	588,405	709,927	20.7	1,572,944	1,824,068	16.0
	Furnas	062/2001	405,579	444,143	9.5	2,671,517	2,673,674	0.1
	Eletrosul	057/2001	64,982	100,103	54.0	510,782	670,390	31.2
	Subtotal (1)		**1,346,436**	**1,546,848**	**14.9**	**6,455,406**	**7,018,145**	**8.7**
Contracts Bidding Effect on Total RAP (2)			**989,593**	**995,630**	**0.6**	**3,552,743**	**3,809,543**	**7.2**
Total (1+2)			**2,336,028**	**2,542,478**	**8.8**	**10,008,149**	**10,827,688**	**8.2**

Construction Revenue Impact on IFRS 15

+ 819.5 million

Adjustment of the contractual asset related to the T infrastructure according to the new expected 'RAP flow Present value' of the new RAP flow allocated to the transmission infrastructure for the remaining term of the concession.

Obs.: The reviews of Eletronorte and Chesf were provisionally resolved, due to the failure to complete the inspection of the Regulatory Remuneration Base. In the 2021-2022 cycle, a new repositioning will be carried out, establishing the financial effects.

Transmission Operational Result

43.9% of Brazil

70,917 km

Are **Eletrobras transmission lines being 64,881** km ≥ 230 kV

LT Operational Availability

99.96% - Best result in 3rd quarter since 2015



99,89%
99,84%
99,92%
99,89%
99,94%
99,96%
3Q15
3Q16
3Q17
3Q18
3Q19
3Q20

–27.3%

Disturbances in Eletrobras System with energy shutdown

No major shutdown for three years (> 1000MW) originated at Eletrobras companies

Variable POrtion

1.66% - Best result in 3rd quarter since 2015



2,44%
3,38%
2,14%
1,80%
2,26%
1,66%
3Q15
3Q16
3Q17
3Q18
3Q19
3Q20

1.66%

Variable portion

- R$ 25.7 milion considering 3Q19, indicating the inclination of reduction in discounts by Eletrobras companies

Eletrobras

Financial
Performance 3Q20



Eletrobras

3Q20 Income Statement

Amounts in R$ Million	IFRS			Recurrent		
	3Q19	3Q20	Var.	3Q19	3Q20	Var.
Gross Revenue	**8,819**	**9,013**	**2%**	**8,807**	**8,459**	**-4%**
Deductions from Revenue	-1,499	-1,582	6%	-1,499	-1,582	6%
Net Operating Revenue	**7,320**	**7,431**	**2%**	**7,308**	**6,877**	**-6%**
(-) PMSO	-2,082	-2,022	-3%	-1,919	-1,948	2%
(-) Operational Costs	-1,868	-1,831	-2%	-1,850	-1,827	-1%
(-) Operational Provisions	-1,092	-2,002	83%	-75	-281	273%
(+) Shareholdings	417	381	-9%	417	381	-9%
(+) Other Income and Expenses	71	0	-100%	0	0	-
Ebitda	**2,766**	**1,957**	**-29%**	**3,882**	**3,202**	**-18%**
Depreciation and amortization	-439	-468	6%	-439	-468	6%
Financial Result	**-861**	**-987**	**-15%**	-745	-706	5%
Income Tax and Social Contribution	-750	-407	-46%	-750	-407	-46%
Net Income	**716**	**96**	**-87%**	**1,947**	**1,621**	**-17%**

Recurrent Gross Revenue – R$ 348 million

Generation	– R$ 589 mi
ACR: End of contracts	– R$ 647 mi
ACR: Minor Dispatch Santa Cruz	- R$ 47 mi
Short term (PLD drop)	– R$ 94 mi
Readjustment of quota plants	+ R$ 123 mi
Coari TPP: Amaz GT	+R$ 28 mi
Greater ACL hiring	+ R$ 59 mi

Transmission	+ R$ 185 mi
O&M renewed	+ R$ 123 mi
O&M not renewed	+ R$ 212 mi

Non-recurring	+554 mi
RBNI tariff review	+ R$ 819 mi
Inflexibility Angra I and II	– R$ 216 mi
Candiota III inflexibility	– R$ 52 mi

Recurrent PMSO + R$ 30 million

Personnel: holding, Eletronorte and Eletronuuclear	– R$ 34 mi
Services: Eletronorte and Eletronuclear	– R$ 99 mi
Others: holding + R$ 50 million, of which + R$ 25 million Bonds taxes	+ R$ 166 mi
PDC, Inepar, others	Non-recurring 3Q20 + 74 million

Recurring Operating Expenses – R$ 23 million

Construction: less investment	– R$ 35 mi
Energy purchased for resale: Amazonas GT – R$26 mi	– R$ 28 mi
Fuel: smaller dispatch Santa Cruz and Candiota	– R$ 28 mi
Network Use Charges: Tust Readjustment	+ R$ 68 mi

Recurring Financial Result – R$ 39 million

Adjustment to RBSE fair value	– R$ 217 mi
Exchange variation	– R$ 225 mil
Derivative effects	+ R$ 206 mi
Lower Debt Charges	+ R$ 266 mil

Non-recurring

Monetary updating of Compulsory Loans, Loan revenue from privatized distributors, bonus rollover premium + FID commission, AVJ RBSE RTP

Eletrobras

3Q20 Gross Revenue

(em R$ million)



+ 2,2% IFRS
+ R$ 194 million
- 3,9% Recurrent
- R$ 348 million
R$ 819 million RBNI
-R$ 217 million parada Angra 1 e 2
-R$52 million Inflexibilidade Candiota III
8,819
- 12
8,807
- 712
123
212
- 63
11
25
57
8,459
554
9,013
-19%
+13%
+18%
-37%
+1%
+14%
+50%
IFRS 3Q19 Gross Revenue
Construction Revenue
Recurring Gross Revenue 3Q19
Generation - Exploration Regime
Generation - O&M Regime
Transmission - Operation and maintenance revenue
Transmission - Construction revenue
Transmission - RBSE
Transmission - Contractual Revenue
Other Revenues
Recurring Gross Revenue 3Q20
RBNI, Parada Angra and G Construction
IFRS 3Q20 Gross Revenue

Generation - R$589 million

-R$ 712 million Exploration
Termination of ACR contracts
Minor dispatch Santa Cruz
PLD fall
More Details slide 15

+R$ 123 million O&M: annual adjustment

Transmission + R$ 185 million

+ R$ 212 million
O&M revenue: Tariff review in July 2020.

+ R$ 11 million
RBSE: IFRS 9 effect of the Tariff Review in 2020, with KE inclusion (recorded in 2Q20) offset by the amortization of the asset.
RBSE revenue in 3Q20: R$ 2,422 million on a cash basis

- R$ 63 million
Construction: lower level of investments compared to 3Q19, discounting the effect of RTP

Others + R$ 57 million

+ R$ 28 million
Holding: Procel Revenue (+ R$ 25 million) and UTE Melo and Pampasul Interconnection (+ R$ 8 million)

Non-Recurring: see Company Release

Eletrobras

Generation Revenue by **Segment**

		Volume (MWméd)			Average Price (R$/MWh)		Revenue (R$ million)		
		3Q19	3Q20	Var.	3Q19	3Q20	3Q19	3Q20	Var.
ACR (Mercado Regulado)	Contrato Regulado [1]	2841	2,170	-23.6%	256.69	206.18	1,855	1,526	-17.7%
ACR (Regulated Market)	Regulated Contract	7,451	7,451	0.0%	56.24	63.70	925	1,048	13.2%
	O&M Law 12,783	1,573	1,573	0.0%	253.65	276.22	881	715	-18.8%
ACL (Free Market)	Bilateral Contract [2]	5,446	5,934	9.0%	178.15	135.37	2,201	1,864	-15.3%
	CCEE		N/A			N/A	372	248	-33.4%
Others [1]			N/A	N/A	N/A	N/A	(79)	(82)	-3.4%
Total		**17,310**	**17,128**	**-1.1%**			**6,155**	**5,319**	**-13.6%**

		3Q19	3Q20
Market	GSF (%)	52.15	65.91
	PLD SE (R$/MWh)	214.13	91.68
	PLD S (R$/MWh)	214.13	91.68
	PLD NE (R$/MWh)	202.45	77.07
	PLD N (R$/MWh)	202.45	91.60

1 In the average ACR price, Amazonas-GT is not considered, due to its particularities (PIEs and availability contract). If considered, it would be 307 R $ / MWh.
2 Includes the developments affected by Law 13,182 of 2015.
3 Imports, Construction Revenues and Elimination (accounting adjustments - internal sales).

ACR Regulated Contract - R$ 329 million

- Fall in line with the plan due to the termination of 2014-2019 contracts, whose average contracted price was R$ 270.9 / MWh (2014), updated to R$ 359.7 / MWh (2019):
- Furnas: -310 MWméd (- R$ 244 million)
- Eletronorte: -362 Mwméd and price reduction to R$ 175 MWh (- R$ 208 million)
- CGT Eletrosul: reimbursement Candiota III (- R$ 52 million)
- Furnas: lowest order from Santa Cruz (- R$ 47 million)

Hidro Quota + R$ 123 million

Eletronorte, Furnas, Chesf: RAG readjustment, CFURH and PIS / COFINS variations

Nuclear Quota - R$ 166 million

Eletronuclear: Compensation to distributors for the smallest generation of UTNs Angra I and II --R$ 217 million, of which -R$ 145 million are retroactive

ACL – Bilateral Contracts - R$ 337 million

- **Eletronorte:**

+ 218 Mwméd, in supply, at a lower price, from 194 R$ / MWh to 107 R $ / MWh (- R$ 384 million);

-35 Mwméd, in supply: seasonalization

Price Drop (contract linked to the price of aluminum and the exchange rate) - R$ 17 million

CGT Eletrosul: -12% of the contracted energy at 18% lower prices, from R$ 214 MWh to R$ 92 MWh (- R$ 30 million)

Furnas: new Supply contracts (+ R$ 101 million) - Did not offset the loss of revenue in the ACR

Chesf: new Supply contracts (+ R$ 35 million)

CCEE - R$ 123 million

Variations in settlements and fall in PLD

PMSO **3Q20**

(em R$ million)



- 3%
- R$ 60 million
IFRS
+ 2%
+ R$ 30 million
Recurrent
Personnel (-) R$ 10 million
Material: (-) R$ 20 million
Others: (-) R$ 133 million
PDC: (-) R$ 15 million
Retroactive Amazon: R$12 million
End of Outsourced Furnas:(+) R$ 68 million
Inepar: (+) R$ 9 million
2,082
-164
1,919
-34
-3%
-5
-8%
-97
-18%
+ 166
76%
1,948
+74
2,022
PMSO IFRS 2019
Non-Recurring Items
Recurring PMSO 2019
Personnel
Material
Services
Others
PMSO Recurring 2020
Non-Recurring Items
PMSO IFRS 2020

Personnel **- 34 million**

PDC: Goal not achieved due to:
+ 3,55% readjusted ACT
+R$ 10,8 million: labor claims (Furnas)
+R$ 17 million: non-allocation in investment (Chesf and Eletronorte)
+R$ 14 million anticipation of vacation COVID-19
Postponement of termination of 454 employees whose expected savings will be 252 million

Material **- 5 million**

OBZ and Pandemic COVID-19 measures.

Services **- 97 million**

-R$ 67 million Furnas: savings from outsourcing.

- R$ 25 million
Eletronuclear: different plant shutdown dates and accounting for costs related to services.

Others **+ 166 million**

+R$ 50 million Holding taxes on coupon payment (bonds 2025-2030) R$ 25 million, court costs of R$ 17 million and readjustment of MB rent of R$ 7 million.
+R$ 26 million
Chesf: write-off of renegotiated credits with clients and labor costs
+R$ 24 million
Donations to COVID-19 campaigns
+R$ 12 million Eletronorte: insurance and accident losses

PMSO IFRS and Number of Employees


12,487
10,285
9,108
9,850
5,843
26,008
21,563
17,233
13,089
12,547
ACT 9.28%
ACT 4.08%
ACT 1.69%
ACT 3.55%
R$ 2,022 million no 3Q20
2016
2017
2018
2019
9M20
PMSO (R$ million)
Employees

This presentation may contain estimates and projections. See disclaimer.

3Q20 Operating Costs



- 2,0% IFRS
- R$ 37 million
- 1,2% Recurrent
- R$ 23 million
1,868
- 18
1,850
- 28
-4.8%
+ 68
+15.5%
- 28
-5.0%
- 35
-13.5%
1,827
+ 4
1,831
IFRS 2019 Operating Costs
Non-Recurring Items
Recurring Operating Costs 2019
Energy purchased for resale
Charges on use of the electricity grid
Fuel for electricity production
Construction Transmission
Recurring Operating Costs 2020
Itens Não Recorrentes
Custos Operacionais IFRS 2020

Energy purchased for resale -R$ 28 million

-R$ 26 million Amazonas GT: lower exposure of the plants to MCP - R $ 11 million and lower energy costs PIEs - R$ 8 million.
-R$22 million CGT Eletrosul: negative result at CCEE in 3Q19 of R $ 13 million.
+R$ 20 million Furnas: increase in contracted volume and price adjustment.

Charges on use of the electricity grid +R$ 68 million

+R$ 32 million in Furnas and Chesf: increase of around 14% in TUST
+R$ 12 million at CGT Eletrosul: offset credits charges in 3Q19.
+R$ 7 million: Eletronorte 2.5% increase in TUST

Fuel -R$ 28 million

-R$ 162 million Furnas: lower dispatch of the Santa Cruz plant at 220,379 MWh in 3Q20.

+ R$ 92 million Amazonas GT, disallowance in CCQ 3Q20 received the highest in 2019

Eletrobras

Operating Provisions **3Q20**

(em R$ million)

	3T19	3T20	%	
Contingencies	-148	-642	334%	Furnas: R$ 262 mi in labor: R$ 65 mi civil, R$ 35 mi tax and R$ 12 mi amb
Contingency Compulsory Loan	-269	-377	40%	Change in risk of a lawsuit by R$ 219 million
Provision for Implant. Emp. Compulsory	0	-353	-	Adjustment to Market Value, PNB shares to be delivered to taxpayers
PECLD - Financing and loans	426	-99	-123%	PCLD CPC 48 (estimated prospective risk) Amazonas D of R$ 94 million
PECLD - Consumers and resellers	-82	-174	113%	PCLD Energia Amazonas D R$ 117 million
ANEEL Provision - CCC	-690	-27	-96%	
Guarantees	19	3	-85%	
Onerous contracts	1	-172	-22411%	Jirau R$ 125 million; Coaracy Nunes R$ 37 million
Provision of Candiota III Plant	0	-107	-	Candiota III inflexibility of R$ 31 million and coal credit losses R$ 76 million.
GAG improvement	-55	-57	4%	
Impairment of long-term assets	0	43	-	
Provision Incentive Indemnification Outsourced	-354	0	-100%	
Others	59	-38	-164%	
Total	**-1,092**	**-2,002**	**83%**	

Negative values represent the constitution of a provision.

Eletrobras

Compulsory Loan 3Q20

Book-entry credits

142,434,492

shares issued in 4 meetings of conversion into pref shares. B

50.8% of total PNB shares

9.08% of the total shares of the share capital

Judicial contingency

R$ 15,443 million

Monetary restatement lawsuits of the compulsory settlement, updated in accordance with Repetitive Appeal 1,003,955-R.

Settlement Policy approved in October 2020.



R$ 16,197
R$ 377
R$ 155
– R$ 1,286
R$ 15,443
– R$ 754 million
2Q20
Operational Provision
Restatement
Payments
3Q20

Compulsory to convert

+ R$ 558 million non-recurring

Provision for shares to deliver

Operational provision

Liabilities related to pref shares. B to be delivered to taxpayers, updated by the market value of the pref shares. B or book value, whichever is less + income



R$ 268
+ R$ 353 million
R$ 621
2Q20
3Q20

\+

Compulsory not paid off

Financial Result

Liabilities related to judicial deposits of consumers who disagreed with the collection of the compulsory loan, alleging unconstitutionality, updated by the IPCA-E + 6% interest during the grace period



R$ 219
+ R$ 205 million
R$ 424
2Q20
3Q20

Details see note 22 to the 3Q20 Financial Statements

Eletrobras

EBITDA 3Q20
(em R$ million)



-21%
- R$ 809 million
- 18%
- R$ 680 million
Furnas outsourced provision R$354 million
ANEEL CCC R$ 690 million
Provisions Contingencies R$ 417 million
PCLD RGR -R$433 million
Others R$150 million
RBNI: R $ 819 million
Contingencies -R $ 788 million
Implementation of Compuls actions: -R $ 353 m
Onerous Contracts: -R $ 172 million
Others -R $ 519 million
2.766
1.115
3.882
- 431
-6%
- 36
-9%
23
+1,2%
- 30
+2%
- 205
+273%
3.202
- 1.244
1.957
IFRS EBITDA 3Q19
Non-Recurring Items
Recurring EBITDA 3Q19
Recurring Net Operating Revenue
Recurring shareholding
Recurring operating costs
Recurring PMSO
Recurring Operating Provisions
Recurring EBITDA 3Q20
Non-Recurring Items
IFRS EBITDA 3Q20

Recurring Net Operating Revenue	**Recurring Shareholding** **- R$ 36 million**	**PMSO and Recurring Costs**	**Recurring Operating Provisions** **- R$ 205 million**
R$ 431 million See slides 13 and 14	**- R$ 270 million** – Norte Energia: increased charges and depreciation **+ R$175 million** – Affiliates **+ R$ 34 million** – Sustainable Energy of Brazil S.A. (Jirau) **+ R$ 32 million** – Madeira Energia	**+R$ 90 million** PMSO **+ R$ 23 million** Costs See slide 16	**+R$ 117 million** Recurring PCLD Amazonas D energy contracts; **+R$ 27 million outras** PCLD **-R$16 million** of Warranties **-R$ 2 million** Improvement Gag Provision **-R$ 59 million** Other 3Q19 reversal

Eletrobras

Net Profit 3Q20

(em R$ million)



- 87%
- R$ 620 million
-17%
- R$ 327 million
716
-1,232
1,947
- 680
10
343
1,621
- 1,525
96
-19%
-1%
-46%
Net Income IFRS 3Q19
Non-Recurring Items
Recurring Profit 3Q19
Recurring EBITDA
Result. Recurring Financial and Deprec and Amort
Income tax
Recurring Profit 3Q20
Non-Recurring Items
IFRS 3Q20 Net Income

Recurring Financial Result **+ R$ 39 million**

- **- R$ 225 million** variação cambial
- **- R$ 217 million** Ajuste a Valor Justo RBSE Transmissão;
- **+ R$ 206 million** Ganhos com Derivativos Eletronorte
- **- R$ 266 million** de redução de encargos de dívidas

Non-recurring items 3Q20 **– R$ 1.525 million**

Ebitda adjustments = slide 21;

R$ 205 million Monetary restatement and Compulsory Interest not converted into shares

-R$ 32 million Monetary Update Emp. Compulsory Selic Contingencies

-R$ 10 million Loan Revenue from Privatized Distributors

Financial Discipline

(em R$ billion)

Net Debt/Ebitda

GOAL

$\frac{\text{Net Debt}}{\text{EBITDA Adjusted}} < 2.5$



DisCos Privatization
23.4
20.3
26.4
25.7
23.5
22.1
21.0
21.0
19.6
23.2
6.1
3.7
3.1
3.0
2.6
2.3
2.2
2.2
2.2
2.8
3.6
1.9
2.1
2.2
2.0
1.8
1.6
1.6
1.5
1.9
Dec/16
Dec/17
Dec/18
Mar/19
Jun/19
Set/19
Dec/19
Mar/20
Jun/20
Set/20
Net Debt
Net Debt/EBITDA with RBSE
Net Debt/EBITDA without RBSE

6.6	10.5	12.5	11.5	11.6	12.3	13.2	13.3	12.8	12.0	EBTIDA c/ RBSE (LTM)

3Q20

(+) Short-Term Debt (Current Liabilities)	8,817
(+) Long-Term Debt	41,340
Gross Debt	**50,156**
(-) Transfer RGR to CCEE (1)	1,039
= Recurring Gross Debt	**49,117**
(-) (Cash and Cash Equivalent + Securities)	12,173
(-) Financing Receivable	13,153
(+) Transfer RGR to CCEE (1)	1,039
(-) Net Balance of Itaipu Assests	1,675
Net Debt	**23,155**

(1) See Notes 8 and 19 to the 2019 financial statements

Cash Reduction: R$ 2.5 billion in advance dividend payments compared to previous years

* From 2019, only current assets are considered, so the 2018 Net Debt was changed for comparison purposes.

Eletrobras

Acceleration of Investments 3Q20

(em R$ million)

Investment (Corporativo + parcerias)	Invested 1Q20	Invested 2Q20	Invested 3Q20	Invested 9M20	Budget PDNG 9M20	%
Corporate Generation	**89**	**155**	**+115% → 334**	**579**	**1.627**	**36%**
Implantation	45	94	245	384	1.053	36%
Angra 3	31	27	149	207	526	39%
Santa Cruz	9	58	85	152	186	82%
Casa Nova	4	4	5	13	31	42%
Others	1	5	6	11	310	4%
Maintenance	45	61	89	195	574	34%
Corporate Broadcast	**148**	**169**	**+66% → 281**	**598**	**1.149**	**52%**
Enlargement	31	48	63	141	254	56%
Reinforcements and Improvements	58	55	141	254	593	43%
Maintenance	60	65	78	203	302	67%
Infrastructure and Others *	**37**	**36**	**48**	**121**	**253**	48%
Corporate Total	**275**	**360**	**+84% → 663**	**1.298**	**3.028**	43%
SPES	**53**	**20**	**18**	**91**	**575**	16%
Total	**328**	**380**	**+79% → 681**	**1.389**	**3.603**	39%

Transmission

Chesf	R$ 103 million
Furnas	R$ 100 million
CGT Eletrosul	R$ 37 million
Eletronorte	R$ 41 million

* Environmental Quality, Infrastructure, Technological Development.

Eletrobras

Unrealized Investment 3Q20

(em R$ million)

-R$ 407 million for non-investment, R$ 290 million for reasons unrelated to Eletrobras

Investment	R$ million
Total Realized (a)	681
(+) Not performed for reasons other than Eletrobras (b)	290
(=) Total (a+b)	**971**
Total Budgeted 3Q20	1,088
(%) Budgeted 3Q20	**89%**

GENERATION: -R$ 210 million

-R$ 85 million of Angra 3: awaiting supplementation of legal budget.

-R$ 48 million Angra 1 and 2: Covid-19 and plant shutdowns for a longer period than scheduled.

TRANSMISSION: -R$ 103 million

-R$ 39 million due to bidding delays due to higher equipment prices (exchange variation and market uncertainties) and suppliers

-R$ 16 million 106/5000
by cost optimization

-R$16 million for not authorizing Aneel

-R$ 10 million by impacts of COVID-19

-R$ 10 million cancellation of lower priority maintenance projects.

SPES -R$ 45 million

-R$ 42 million ESBR Jirau Standstill COVID and better performance - investment avoided

OTHERS -R$ 50 million

Eletrobras

Other highlights
Relevant



Eletrobras

SHAREHOLDING SIMPLIFICATION **SPES**



Sta. Vitoria do Palmar (18 SPEs)
R$ 434 million
Hermenegildo I, II, III e Chuí IX (4 SPEs)
R$ 134 million
Famosa III (4 SPEs)
Acaraú (3 SPEs)
Centroeste
R$ 43 million
Manaus Transmissora
R$ 232 million
Mangue Seco 2
R$ 33 million
TDG
Energia Olímpica
Postponed to 2021
Chapada do Piauí I (8)
Chapada do Piauí II (7)
TSBE
TGO
Pindaí I, II and III (11 SPEs)
IGESA
Punaú (7 SPEs)
IEG
FOTE
TSLE
C. Integração
Manaus C.
Amapari
CSE
Baleia (6)
Baguari Energia
Famosa (4)
175
172
136
3
1
1
131
29
13
8
81
15
3
14
49
Dec/17
Dec/18
Dec/19
Sale
Incorporation
Closing
Completed Operations
11/11/20
Sale
Incorporation
Closing
Ongoing Operations
Dec/20 Forecast
Sale / Uncrossing
Incorporation
Closing
Dec/21 Forecast

Eletrobras

Aneel Public Consultation nº 56/2020

CCEE listed plants

UHE	Preliminary	Deadline
Tucuruí	1,405.74	254 days
Sobradinho	296.3	7 anos
Samuel	46.01	602 days
Serra da Mesa	27.94	138 days
Peixoto	25.79	60 days
Curuá Uma	10.56	1.231 days
Barra do Rio Chapéu	3.93	849 days
João Borges	3.89	834 days
Passo São João	1.44	116 days
Simplício Anta	0.88	15 days
Curemas	0.47	337 days
Batalha	0.14	10 days
Mauá	0.04	2 days
Manso	0.01	0
São Domingos (Esul)	0	0
Total	**1,823.12**	

The Itumbiara HPP is not included in the CCEE calculations due to the renewal of the concession, which is underway within the scope of the MME, having been recommended by ANEEL (Order No. 3,108 of 10/11/20)

CCEE calculations

R$ 1,823 million

Corporate plants (without Itumbiara)

R$ 539 million

SPEs, of which R $ 227 million is proportional to Eletrobras' participation

Timeline



Public consultation
Regulatory resolution and marketing rules
Presentation of calculations by CCEE
Publication of calculations by Aneel
Withdrawal and waiver of lawsuits
Request for extension of the granting period
9/12/20
60 days
9/2/21
30 days
9/3/21
60 days
9/5/21

Main Contributions of Eletrobras companies:

- Remuneration of capital spent
- Allocation of regulatory assets in any plant of the same concessionaire

Chesf

R$ 1,278 million

Amount unpaid due to injunction

- R$ 891 million

Credits withheld at CCEE

= **R$ 387 million**

Net amount to be paid if the injunction falls

which limits the GSF to 95%

ENERGY in Amapá

Eletronorte supports the actions of the Federal Government to restore Amapá's energy.

+70 Employees mobilized, between engineers and specialists with exclusive dedication to normalize the energy supply.

Support from the Pará, Maranhão, Rondônia, Amazonas, Roraima and Headquarters regions in Brasília

Portaria 406: contracting, on an emergency basis of 40MW, which may be increased up to 150MW of distributed generation. Costs will be covered through sector charges upon approval by Aneel.

Equipment and assets made available

1 230 / 69kV - 60MVA transformer - SE Boa vista / RR
2 230 / 69kV - 33MVA transformers - SE Vila do Conde / PA
HPP Coaracy Nunes, the only Eletrobras asset in the Amapá system to supply priority loads contributing 50MW and actions to anticipate the return of unit 1 of the plant in the process of modernization.



Eletrobras
Eletronorte

Since November 3, the State of Amapá had its power supply impacted by the fire at the Macapá substation transformer, owned by the company Linhas de Macapá Transmissora de Energia, which does not belong to Eletronorte or to the Eletrobras System

ESG Highlights

	Related Capital *	Related Priorized SDGs
HEALTH AND SAFETY Hiring of Dupont consultancy to develop the Integrated Health and Safety Program for Eletrobras companies **56,633 Covid-19 tests** Applied to employees of Eletrobras companies, own and third parties, until September 2020 **86%** Of the workforce tested every 15 days	Human	8 TRABALHO DECENTE E CRESCIMENTO ECONÔMICO
CLIMATE CHANGES Commitment to the Task Force on Climate-related Financial Disclosures (TCFD), reference in recommendations for financial disclosures related to climate change	Natural, Financial	13 AÇÃO CONTRA A MUDANÇA GLOBAL DO CLIMA
HUMAN RIGHTS Adherence of all Eletrobras companies to the Na Mão Certa program, an initiative by Childhood Brasil that aims to combat the sexual exploitation of children and adolescents in the country	Human, Social and Relationship	16 PAZ, JUSTIÇA E INSTITUIÇÕES EFICAZES

* Capitals of the Integrated Reporting framework of the International Integrated Reporting Council (IIRC)

Eletrobras

ESG Highlights

	Related Capital *	Related Priorized SDGs
RELATIONSHIP WITH CUSTOMERS **88.83%** Customer satisfaction, exceeding the goal of 87.98%, in the 4th Integrated Customer Satisfaction Survey of Eletrobras Companies.	Social and Relationship	16 PAZ, JUSTIÇA E INSTITUIÇÕES EFICAZES
DONATIONS TO COMBAT COVID-19 **More than R$ 23 million** Donated **109** Benefited hospitals	Social and Relationship	10 REDUÇÃO DAS DESIGUALDADES; 11 CIDADES E COMUNIDADES SUSTENTÁVEIS
PRIVACY PROTECTION Actions to implement the General Personal Data Protection Law (LGPD) in the company's operations	INTELECTUAL; Social and Relationship	16 PAZ, JUSTIÇA E INSTITUIÇÕES EFICAZES
SUSTAINABLE MANAGEMENT OF SUPPLIERS **Virtual edition of the National Meeting with Suppliers, with webinars** **Over 300 Suppliers reached**	Social and Relationship	12 CONSUMO E PRODUÇÃO RESPONSÁVEIS

* Capitals of the Integrated Reporting framework of the International Integrated Reporting Council (IIRC)

Next steps

- 454 employees until January 2021
at a cost of **R$ 130 million**
and economy of **R$ 252 million/year**

GSF Regulatory Asset
with definition of the extension of the concessions with the regulation by Aneel

R$ 1 billion
AFAC approved Angra III capital increase in 2020.
-R$ 370 million already transferred to Eletronuclear
= R$ 740 million awaiting legal supplementation (PDG)
Shareholder simplification of SPEs of **131** to **49**

Candiota 3
Return in November 2020

Amazonas D
regulatory solution for Amazonas D. over-contracting


Thank You!
RI Eletrobras
ombudsman-ri@eletrobras.com
Eletrobras